UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

ARLINGTON ASSET INVESTMENT CORP.

(Exact name of Registrant as specified in its charter)

Virginia	54-1873198
(State or incorporation or organization)	(I.R.S. Employer Identification No.)

6862 Elm Street, Suite 320 McLean, VA	22101
(Address of principal executive offices)	(Zip code)

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Rights to Purchase Series A Junior Preferred Stock	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.   ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.   ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.   ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates (if applicable): Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

This Form 8-A/A amends and supplements the Form 8-A filed by the registrant, dated June 5, 2009, as amended by the Form 8-A/A filed by the registrant, dated April 13, 2018 (the “Original 8-A”).

Item 1. Description of Registrant’s Securities to be Registered.

Item 1 of the Original 8-A is amended by substituting the following:

On June 1, 2009, the Board of Directors (the “Board”) of Arlington Asset Investment Corp., a Virginia corporation, formerly known as Friedman, Billings, Ramsey Group, Inc. (the “Company”), adopted a rights agreement and declared a dividend, payable to shareholders of record as of the close of business on June 5, 2009, of one preferred share purchase right (“Right”) for each outstanding share of the Company’s Class A common stock, par value $0.01 per share (“Class A common stock”), and Class B common stock, par value $0.01 per share (“Class B common stock”), with such Rights originally to expire on June 4, 2019. The description and terms of the Rights are set forth in a Rights Agreement, dated June 5, 2009 (the “Original Rights Plan”), by and between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent. On April 9, 2018, Board approved and the Company adopted a First Amendment to the Original Rights Plan (the “First Amendment”). The First Amendment extended the expiration date of the Rights until June 4, 2022. No shareholder approval was required for adoption of the First Amendment and the Company’s shareholders approved the First Amendment at the 2018 annual meeting of shareholders. On April 11, 2022, Board approved and on April 11, 2022 the Company adopted a Second Amendment (the “Second Amendment”) to the Original Rights Plan (the Original Rights Plan, as amended by the First Amendment and the Second Amendment, the “Rights Plan”). The Second Amendment extends the expiration date of the Rights until June 4, 2025. No shareholder approval is required for adoption of the Second Amendment; however, the Company plans to submit the Second Amendment to its shareholders for approval at the 2022 annual meeting of shareholders.

The Board adopted the Rights Plan in an effort to protect against a possible limitation on the Company’s ability to use its net operating loss carryforwards (“NOLs”), net capital loss carryforwards (“NCLs”) and built-in losses under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), which may be used to reduce potential future federal income tax obligations. The Company’s ability to use its NOLs, NCLs and built-in losses would be limited if there were an “ownership change” under Section 382 of the Code. An “ownership change” would occur if shareholders owning (or deemed under Section 382 to own) 5% or more of the Company’s stock increase their collective ownership of the aggregate amount of outstanding shares of the Company by more than 50 percentage points over a defined period of time. The Rights Plan was adopted to reduce the likelihood of an “ownership change” occurring as defined by Section 382.

The Rights Plan is intended to act as a deterrent to any person or group acquiring 4.9% or more of the Company’s outstanding Class A common stock (an “Acquiring Person”) without the approval of the Board. Shareholders who own 4.9% or more of the Company’s outstanding Class A common stock as of the close of business on June 5, 2009 will not trigger the Rights Plan so long as they do not (i) acquire any additional shares of Class A common stock or (ii) fall under 4.9% ownership of Class A common stock and then re-acquire additional shares so that they own 4.9% or more of the Class A common stock. The Rights Plan does not exempt any future acquisitions of Class A common stock by such persons. Any Rights held by an Acquiring Person are void and may not be exercised. No Person shall be an Acquiring Person unless the Board shall have affirmatively determined, in its sole and absolute discretion, within ten (10) business days (or such later time as the Board may determine) after such person has otherwise met the requirements of becoming an Acquiring Person, that such person shall be an Acquiring Person.

The Rights. The Board authorized the issuance of one Right per each outstanding share of the Company’s Class A common stock and Class B common stock payable to shareholders of record as of the close of business on June 5, 2009. Subject to the terms, provisions and conditions of the Rights Plan, if the Rights become exercisable, each Right would initially represent the right to purchase from the Company one ten-thousandth of a share of Series A Junior Preferred Stock for a purchase price of $21.30, subject to adjustment in accordance with the terms of the Rights Plan (the “Purchase Price”). If issued, each fractional share of preferred stock would give the shareholder approximately the same dividend, voting and liquidation rights as does one share of the Company’s Class A common stock. However, prior to exercise, a Right does not give its holder any rights as a shareholder of the Company, including, without limitation, any dividend, voting or liquidation rights.

Exercisability. The Rights will generally not be exercisable until the earlier of (i) 10 business days after a public announcement by the Company that a person or group has become an Acquiring Person and (ii) 10 business days after the commencement of a tender or exchange offer by a person or group for 4.9% or more of the Class A common stock.

The date that the Rights may first become exercisable is referred to as the “Distribution Date.” Any transfer of shares of Class A common stock and/or Class B common stock prior to the Distribution Date will constitute a transfer of the associated Rights. After the Distribution Date, the Rights may be transferred other than in connection with the transfer of the underlying shares of Class A common stock or Class B common stock.

After the Distribution Date and following a determination by the Board that a person is an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, that number of shares of Class A common stock or Class B common stock, as the case may be, having a market value of two times the Purchase Price.

Exchange. After the Distribution Date and following a determination by the Board that a person is an Acquiring Person, the Board may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Class A common stock or Class B common stock, as the case may be, or a fractional share of Series A Preferred Stock (or of a share of a similar class or series of the Company’s preferred stock having similar Rights, preferences and privileges) of equivalent value, per Right (subject to adjustment).

Expiration. The Rights and the Rights Plan will expire on the earliest of (i) June 4, 2025, (ii) the time at which the Rights are redeemed pursuant to the Rights Plan, (iii) the time at which the Rights are exchanged pursuant to the Rights Plan, (iv) the repeal of Sections 382 and 383 of the Code or any successor statute if the Board determines that the Rights Plan is no longer necessary for the preservation of the applicable tax benefits, (v) the beginning of a taxable year of the Company to which the Board determines that no applicable tax benefits may be carried forward and (vi) the close of business on the final date of the Company’s 2022 annual meeting of shareholders if approval of the First Amendment by the Company’s shareholders has not been obtained.

Redemption. At any time prior to the time an Acquiring Person becomes such, the Board may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Anti-Dilution Provisions. The Board may adjust the Purchase Price of the preferred shares, the number of preferred shares issuable and the number of outstanding Rights to prevent dilution that may occur as a result of certain events, including among others, a stock dividend, a forward or reverse stock split or a reclassification of the preferred shares or Class A common stock or Class B common stock. No adjustments to the Purchase Price of less than 1% will be made.

Anti-Takeover Effects. While this was not the intent of the Board when adopting the Rights Plan, the Rights will have certain anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire the Company without the approval of the Board. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire the Company even if such acquisition may be favorable to the interests of the Company’s shareholders. Because the Board can redeem the Rights, the Rights should not interfere with a merger or other business combination approved by the Board.

Amendments. Before the Distribution Date, the Board may amend or supplement the Rights Plan without the consent of the holders of the Rights. After the Distribution Date, the Board may amend or supplement the Rights Plan only to cure an ambiguity, to alter time period provisions, to correct inconsistent provisions, or to make any additional changes to the Rights Plan, but only to the extent that those changes do not impair or adversely affect, in any material respect, any Rights holder and do not result in the Rights again becoming redeemable, and no such amendment may cause the Rights again to become redeemable or cause this Rights Plan again to become amendable other than in accordance with the applicable timing of the Rights Plan.

This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Original Rights Plan and the exhibits thereto, filed as Exhibit 4.1 hereto, the First Amendment, filed as Exhibit 4.2 hereto, and the Second Amendment filed as Exhibit 4.3 hereto, all of which are incorporated herein by reference.

Item 2. Exhibits.

4.1

Rights Agreement, dated as of June 5, 2009, between the Company and American Stock Transfer & Trust Company, LLC (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 5, 2009).

4.2

First Amendment to Rights Agreement, dated as of April 13, 2018, between the Company and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on April 13, 2018).

4.3	Second Amendment to Rights Agreement, dated as of April 11, 2022, between the Company and American Stock Transfer & Trust Company, LLC.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ARLINGTON ASSET INVESTMENT CORP.

Date: April 11, 2022	By:	/s/ Richard E. Konzmann
	Name:	Richard E. Konzmann
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

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